[Sapiens International Corporation N.V.]

November 18, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Barbara Jacobs, Assistant Director

Re:	Sapiens International Corporation N.V. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2009 (the “2009 Form 20-F”) Filed April 29, 2010 File No. 000-20181

Dear Ms. Jacobs:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated October 27, 2010 (the “Comment Letter”).  To assist your review, we have retyped the text of the Staff’s comments below in bold face type.  Please note that all references to page numbers in the responses below refer to the page numbers of the 2009 Form 20-F, as previously filed with the Commission.

As this response letter is being submitted via “Correspondence”, we would greatly appreciate it if the Staff could kindly review our responses and our proposed revisions to the 2009 Form 20-F set forth in this letter and indicate to us whether the Staff has any further comments to the 2009 Form 20-F.  Upon confirmation of the Staff that our responses are satisfactory, we will file Amendment No. 1 to the 2009 Form 20-F via EDGAR.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3.D. Risk Factors

1.
Please consider expanding your discussion to address the risks associated with being a “controlled company” for purposes of Nasdaq Listing Rule 5615(c)(1).  In this regard, we note the discussion on page 37.

We respectfully acknowledge the Staff's comment and, in response thereto, have amended the first risk factor that appears on page 10 of the 2009 Form 20-F (i.e., which addresses the risks stemming from ownership of a majority interest in our Common Shares by Formula Systems (1985) Ltd. and, indirectly, by its parent company, Emblaze Ltd.) to also address the risks associated with electing, pursuant to Nasdaq Listing Rule 5615(c)(1), “controlled company” status for purposes of exemption from certain Nasdaq corporate governance requirements in light of such majority interest held by our direct and indirect controlling shareholders.  Exhibit A attached hereto sets forth the revised text for that risk factor in response to the Staff’s comment, which we intend to include in Amendment No. 1 to the 2009 Form 20-F.

Overview, page 18

2.
Please consider expanding your overview to provide an executive level discussion that provides context for the remainder of the operating and financial review and prospects section.  For example, identify the factors that Sapiens’ executives focus on in evaluating financial condition and operating performance.  Consider addressing the material operations, risks and challenges facing Sapiens and how management is dealing with these issues.  Refer to SEC Release No. 33-8350.

We respectfully acknowledge the Staff’s comment, and, in response thereto, have added an executive level discussion at the beginning of the “Overview” section of Item 5 (Operating and Financial Review and Prospects) of the 2009 Form 20-F, which we intend to include in Amendment No. 1 to the 2009 20-F.  The text of such addition to the 2009 Form 20-F is set forth in Exhibit B attached hereto.

Directors and Senior Management, page 31

3.
In future filings, please consider disclosing the individual(s) that exercise decision making authority for your director United International Trust N.V.  The purpose of Item 6 of Form 20-F is to, among other things, provide information concerning the company’s directors and managers that will allow investors to assess such individuals’ experience and qualifications.  Refer to Item 6 of Form 20-F.

We respectfully acknowledge the Staff's comment and, in response, will add the identity of, and biographical information for, the individual who exercises decision making authority for United International Trust N.V. to Item 6 of our future annual reports on Form 20-F, beginning with our annual report for the year ending December 31, 2010.

Item 19, Exhibits, page 63

4.
We note that Menora Mivtachim accounted for 23.5% of your consolidated revenues.  Please tell us whether you have an agreement with this customer and, if so, why you have chosen not to file it as an exhibit to your Form 20-F.  To the extent that you have an agreement with Menora Mivtachim, please provide discussion of the material terms of this relationship in future filings.

We respectfully acknowledge the Staff's comment.  Our agreement with Menora Mivtachim is based upon an annual budget provided to us by Menora Mivtachim, pursuant to which it purchases from us mainly consulting services, which are to be provided over the course of the relevant year.  The agreement includes fixed time and material billing rates for consulting services to be provided and does not constitute a contractual commitment of Menora Mivtachim to continue to order services from us, beyond what is specified in the annual budget.  In addition, Menora Mivtachim may, at its sole discretion, change (increase or decrease) the budget during the course of the year; however, in the event of a decrease in the budget, any services already provided by us will be paid for in full by Menora Mivtachim.  Our agreement with Menora Mivtachim does not involve any sale of products and is not a continuing contract (since Menora Mivtachim is not committed to continue such agreement).  In light of such facts, we believe that our agreement with Menora Mivtachim is not a contract that needs to be filed as an exhibit to our annual reports on Form 20-F for 2009 under the principles set forth in paragraph 4 of the “Instructions as to Exhibits” in Form 20-F.  The characteristics of our agreement with Menora Mivtachim are similar to other agreements that we have with other customers and therefore such agreement should qualify as a contract of “the type that ordinarily accompanies the kind of business” that we and our subsidiaries conduct under paragraph 4(b) of those “Instructions as to Exhibits,” and should therefore be considered to have been made in the ordinary course of business and should not be required to be filed as an exhibit to our 2009 20-F.  In addition, this agreement does not fall into any of the additional categories of contracts specified in the subparagraphs to that paragraph 4(b), including a contract upon which our business is “substantially dependent”, given that the “major part of our products and services” are not sold pursuant to this agreement.

In keeping with the final portion of the above Staff comment, we will describe the material terms of our relationship with Menora Mivtachim (assuming that it continues to account for a significant portion of our consolidated revenues) in future annual reports on Form 20-F, beginning with our annual report for the year ending December 31, 2010.

We acknowledge to the Commission that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the 2009 Form 20-F filing;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 20-F filing; and

●	The Company may not assert Staff comments as a defense to any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter.  Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (Clifford M.J. Felig, Adv. at 011-972-3-610-3143, Michael Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).  Please note that our updated fax number for all future written correspondence is +972-8-938-2730.

Sincerely, /s/ Roni Giladi Roni Giladi Chief Financial Officer Sapiens International Corporation N.V.

cc:          Michael Johnson, Division of Corporation Finance
Roni Al Dor, President, Chief Executive Officer and Director, Sapiens International Corporation N.V.
Clifford M. J. Felig, Adv.
Michael Rimon, Adv.
Paul Weinberg, Adv.

EXHIBIT A

Formula Systems (1985) Ltd. and its parent company Emblaze Ltd. may exercise control and influence corporate actions in a manner that potentially conflicts with our other public shareholders, and our election of “controlled company” status as a basis for exempting ourselves from certain NASDAQ corporate governance requirements may remove certain potential checks on such shareholders’ control of our company.

Formula Systems (1985) Ltd. (“Formula”), whose ADRs trade on NASDAQ (under the trading symbol: FORTY) and whose shares trade on the TASE (under the trading symbol: FORT), directly owned (as of December 31, 2009) 15,206,426, or approximately 70%, of our currently outstanding Common Shares.

In November 2006, Emblaze Ltd. (“Emblaze”), whose ordinary shares are traded on the London Stock Exchange (under the trading symbol: BLZ.L), purchased the controlling interest of Formula, and as a result, control of us.  As of April 1, 2010, Emblaze owned 49.19% of the outstanding share capital of Formula and, therefore, has a controlling influence over us.

Emblaze, through Formula, is and may continue to be in a position to exercise control over most matters requiring shareholder approval.  Formula may use its share ownership or representation on our Board of Directors to substantially influence corporate actions that conflict with the interests of our other public shareholders including, without limitation, changing the size and composition of our Board of Directors and committees of our Board of Directors, causing the issuance of further securities, amending our governing documents or otherwise controlling the outcome of shareholder votes.  Furthermore, our election to exempt our company from certain NASDAQ corporate governance requirements, as permitted for a “controlled company” of which greater than 50% of the voting power is held by a group (i.e., Emblaze and Formula), may have the effect of removing potential checks on Emblaze’s and Formula’s control over our company.  As a result of such election, we need not comply with the following NASDAQ Listing Rule requirements: maintenance of a majority of independent directors on our board of directors; selection of director nominees by a wholly independent nominating committee of the board or a majority of our independent directors; adoption of a written charter or board resolution addressing the director nominations process; and determination of our executive officers’ compensation by a wholly independent compensation committee or a majority of our independent directors.  Our exemption from these requirements could strengthen Emblaze’s and Formula’s control over our board of directors and management. See Item 6.C below “Board Practices— NASDAQ Exemptions for a Controlled Company”.

Further, actions by Formula with respect to the disposition of the Common Shares it beneficially owns, or the perception that such actions may occur, may adversely affect the trading price of our Common Shares.

Guy Bernstein from Emblaze and Formula, also serves as Chairman of our Board of Directors.

EXHIBIT B

Overview

We are a global provider of software solutions focusing on the insurance industry. Our suite of insurance solutions built to meet the core business needs of large and small insurance carriers, aligns IT with business demands for speed, flexibility and efficiency. Our solutions are supplemented by our methodology and consulting services, which address the complex issues related to the life-cycle of enterprise business applications.

We derive our revenues principally from the sale of products and from the provision of consulting and other services in the Life & Pension (L&P), Property & Casualty (P&C), reinsurance and closed block insurance spheres, in each case based largely upon the Sapiens eMerge™ architecture, as well as eMerge™ applications.  Revenues from services include mainly consulting on a time and materials basis, maintenance and support.  See “Critical Accounting Policies and Estimates” below for a discussion of how we account for our revenues and their associated costs.

The demand for our products and services is influenced by a number of industry-wide factors and trends, which present us with challenges, the most important of which are the following:

(i)
Our products are core components of insurance companies’ IT systems and are integrated with and connected to various other parts of such IT systems; therefore, insurance companies are conservative in purchasing products such as ours since such purchase requires significant investments;

(ii)	When insurance providers determine to proceed with modernizing changes, the sales cycle for our solutions is nevertheless long; and

(iii)
Even after we succeed in selling our products, given the high complexity of the systems being updated or replaced, the installation and implementation of such products is difficult and requires the allocation of significant resources by us.

We are addressing the challenges posed by the market environment by improving our sales & marketing efforts, upgrading the quality of our solutions and hiring high-quality personnel to better implement and integrate our solutions in our customers’ IT systems.